SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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                September 16, 2020

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	17 Education & Technology Group Inc.

Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, 17 Education & Technology Group Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.0001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements

The Company has included in this submission its audited consolidated financial statements and selected financial information as of and for the years ended December 31, 2018 and 2019, and unaudited interim consolidated financial statements and selected financial information as of June 30, 2020 and for the six months ended June 30, 2019 and 2020. As an emerging growth company, the Company has omitted from the Draft Registration Statement its financial statements for 2017, and has also omitted the selected financial information for the years before 2018.

*    *    *

Draft Registration Statement

Securities and Exchange Commission

September 16, 2020

If you have any question regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Frank Li, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 10 8520 7290 or via email at frli@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao Z. Julie Gao

cc:	Andy Chang Liu, Chief Executive Officer, 17 Education & Technology Group Inc.

Michael Chao Du, Chief Financial Officer, 17 Education & Technology Group Inc.

Frank Li, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP